AMG Distributors, Inc.   **Schedule I**
(A wholly owned subsidiary of AMG Funds LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Computation of net capital

Total shareholder's equity	$	3,612,093
Deduct non-allowable assets for net capital		(680,299)
Other deductions and/or charges		-
Net capital before haircuts on securities positions		2,931,794
Haircuts on securities positions		(64,943)
Net capital	$	2,866,851

Computation of aggregate indebtedness

Total liabilities from Balance Sheet	$	1,882,785
Total aggregate indebtedness	$	1,882,785
Ratio of aggregate indebtedness to net capital		0.6567 to 1

Computation of basic net capital requirement

Net capital requirement	$	125,519
Net capital in excess of requirement		2,741,332
Net capital	$	2,866,851
Net capital less 10% of AI	$	2,678,573

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated February 26, 2016.